Exhibit 99.35

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

July 6, 2010	No. 10-10

Avalon Announces New Senior Staff Additions to Advance
the Nechalacho REE Deposit to Production

Toronto, ON — Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF) (“Avalon” or the “Company”) is pleased to announce today the addition of the following two new senior staff members to assist the Company in advancing its Nechalacho rare earth element (“REE”) deposit, Thor Lake, NWT through development to production.

Pierre Neatby, Vice-President, Sales and Marketing

Mr. Neatby has been serving Avalon over the past several months as an independent consultant to assist with preparing the market studies for the prefeasibility study on the Nechalacho REE deposit. In his new full-time position with Avalon, as Vice-President, Sales and Marketing, Mr. Neatby will be responsible for establishing off-take agreements and long-term relationships with prospective consumers for the Company’s rare earths, zirconium, niobium and tantalum products. In addition, Mr. Neatby will be working on establishing partnerships for further refining of Avalon’s rare metal products to better serve its customers, including the separation of the individual rare earths from its presently contemplated mixed rare earths product.

Mr. Neatby holds an Honours B.A. in Economics from Queen's University and spent close to 19 years with Noranda/Falconbridge prior to joining Avalon.  He has held a number of leadership positions in marketing and sales with Noranda/Falconbridge culminating in the role of Managing Director of Noranda's European sales company in London, England.  Mr. Neatby brings to Avalon a broad range of experience from leading small teams in industrial minerals and chemicals, to larger ones involved in marketing and trading London Metals Exchange (“LME”) metals.  He has served as Chairman of industry associations in the UK and as a LME committee member. He trained as a Black Belt in Six Sigma with Noranda and directed a number of successful process improvement initiatives.

Finley Bakker, P.Geo., Senior Resource Geologist

Mr. Bakker’s initial responsibilities will be to execute geologic resource inventory management and computer modeling activities for the Nechalacho REE deposit for the purpose of timely and accurate resource evaluations and future mine development. Mr. Bakker will be based out of Avalon’s Delta, BC, operations office and will assist with mineral resource assessments on other projects as required.

Mr. Bakker has over 30 years experience in mining and exploration geology. He graduated with a B.Sc. Honours, Geology from McMaster University in 1979. He has held positions of increasing responsibility for a diverse range of companies including, Petro-Canada, Noranda, Westmin Resources, Boliden, Breakwater Resources, Adanac Molybdenum Corporation, North American Tungsten and Hawthorne Gold Corp. He has experience in a wide variety of commodities and mining methods. He has held the position of Chief Geologist at four mines and was involved in expanding their resources and reserves. He has undertaken resource estimations for most of his career.

Commenting on today's announcement, Don Bubar, President of Avalon, said, "The addition of a seasoned sales and marketing executive and a senior resource geologist demonstrates Avalon's commitment to advancing our Thor Lake project to production in order to maximize shareholder value. We look forward to having Pierre and Finley join our team and to continue building on the excellent progress achieved to date on the project under the leadership of Avalon's VP, Operations, David Swisher and VP, Exploration, Bill Mercer. "

About Avalon Rare Metals Inc. (TSX:AVL, OTCQX:AVARF)
Avalon Rare Metals Inc. is a mineral exploration and development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones. Avalon's performance on community engagement in the north earned it the 2010 PDAC Environmental and Social Responsibility Award.

Shares Outstanding: 79,004,270. Cash resources: approximately $10 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com.  For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President, at 416-364-4938.

This news release contains forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Forward-looking information is based on the opinions and estimates of management at the date the information is given, and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.